02046857

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington,D.C.20549

P.E.
7/1/02

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15D-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2002

POSCO

(Translation of registrant's name into English)

POSCO Center, 892 Daechi 4-dong, Kangnam-gu, Seoul, Korea, 135-777

(Address of principal executive office)

[Indicate by check mark weather the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form20-F☐ Form 40-F☐]

[Indicate by check mark weather the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes☐ No☐

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-
_____________________.]

SIGNITURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROCESSED
JUL 30 2002
THOMSON
FINANCIAL

POSCO
(Registrant)

Date July 23, 2002 By ______________________
(Signature)*

*Print the name and title under the signature of the signing officer. Name: Jae-Ku Cho
Title: Head of IR Team

GENERAL INSTRUCTIONS

A. Rule as to Use of Form 6-K:

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B. Information and Document Required to be Furnished.

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer(i) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or(ii) files or is required to file with a stock exchange on which its securities are traded and which was made public by that exchange, or(iii) distributes or is required to distribute to its security holders.

SEC1815(7-91)

■ Resolution on Disposal of Treasury Stock

Please be advised that the BOD of POSCO adopted a resolution for disposal of Treasury Stock.

1. Purpose of Disposal: Dispose the treasury stock according to the result of the 1st stock subscription by the introduction of ESOP

2. Method:

   ○ Purchase of Treasury Shares by the ESOA

   - Number of Shares: 316,950 shares
   - Disposal Price: KRW 134,268

   ○ Complementary Contributions to the ESOA

   - Number of Shares: 316,950 shares
   - Contribution Price: Closing Price of the contribution (July 23, 2002)

3. Total Number of Shares to be disposed: 633,900 shares

4. Total amount of subscription: KRW 88,746 million (Estimate)

■ Resolution on Cancellation of Stock Option Right

Please be advised that the BOD of POSCO adopted a resolution for cancellation of Stock Option right.

1. Date of Cancellation: July 22, 2002
2. Number of the cancelled stock option right: 10,000 shares
3. Name and Position: Yoo, Byung Chang / Former Executive Vice President
4. Ground for cancellation: Voluntary Resignation
5. Relevant Law: Article 13-8.1 of the Articles of Incorporation

■ Resolution on Interim Dividend Payout

Please be advised that the BOD of POSCO adopted a resolution for the interim dividend payment.

1. Dividend Rate on par value: 10%
2. Record Date: June 30, 2002
3. Total Dividend Amount: KRW 40.8 billion
4. Date of Payment: Aug 14, 2002